Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following is a LinkedIn post from Arne Sorenson, President and Chief Executive Officer of Marriott International, providing his perspective on the proposed merger with Starwood Hotels & Resorts.

Arne Sorenson

President and CEO of Marriott International

The Marriott Starwood Merger: Growth of Choices, Value, Opportunities

November 16, 2015

This morning, Marriott International announced an agreement to acquire Starwood Hotels & Resorts to become the largest hotel company in the world.

This will bring together an unmatched portfolio of unique brands and a worldwide team of diverse and dedicated hospitality professionals.

The reasons we took this leap, the largest in our company’s 88 years, are two-fold. First, we are confident we can create value for the shareholders of both companies. Second, we are convinced the greater size will help us stay competitive in a quickly-evolving marketplace.

The hospitality industry today is filled with new and emerging options. Long gone are the days when a Marriott hotel competed against the Hilton hotel across the street. Product quality,

great service and brands are still important aspects of our competitive landscape. In recent years, however, we have seen this landscape become more and more complex. With greater sophistication and greater access to information, travelers now have unlimited options, from luxury to economy hotels, from traditional to lifestyle, from well-defined to totally unpredictable.

Even as the hotel industry itself has become more varied, the methods for planning and booking travel have also become varied — think not just TripAdvisor and Expedia, but Google and Alibaba, all provide services and seek to make a profit in our industry. Then, add home-sharing platforms like VRBO, Home Away and AirBnB. While each are very different from another, they look a bit like a combination of an intermediary and a traditional competitor.

So what do we do? First, we want to expand our offerings to ensure have the right product in the right place to serve our loyal guests and capture new ones. Second, we want to be big enough to be able to cost-effectively invest in marketing and technology to stay front and center for our guests. Third, we want to have the best loyalty programs in the business. This merger does all that.

We have never been a company that made widgets. We are a company that offers experience in its myriad forms. We are a company with a deeply embedded core value to Embrace Change. We’ve been growing and adapting to changing environments from literally the first day J. Willard and Alice Marriott opened their root beer stand in 1927.

Particularly in the past 25 years, our Embrace Change strategy has been fueled by growth and innovation. By growth, I mean growth of choice, growth of geographic reach, growth of shareholder value and growth of investment in our people and our customers. You’ve seen us add rooms, associates and brands across the globe – Protea in Africa, Delta in North America and Moxy in Europe, for instance.

Merging with Starwood will be a continuation of that growth. It is home to respected brands like St. Regis and Westin that will align naturally to our distinctive brands.

Our companies are also well-matched on the innovation front. We pride ourselves on many firsts as our company has evolved, including most recently significant leaps in the digital and design space. Meanwhile, Starwood is well-respected for its forward thinking. It was the company, after all, that helped define one of the industry’s most significant revolutions in recent history: the lifestyle brand. The innovative spirit that brought W to the world will be welcomed and fostered in this new union.

Going forward, as travelers become evermore sophisticated in their expectations and the marketplace continues to evolve, the way companies like ours will attract customers will be to offer more choices and an even more powerful portfolio.

At the same time, when our two companies work as one, we will invest more in the faces and places that make up the new frontiers of hospitality. We will do great things together.

Related Links:

Marriott International to Acquire Starwood Hotels & Resorts Worldwide

Follow me and other travel insiders on LinkedIn at Overheard@Marriott

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.